Exhibit 99.2

Auris Medical Holding AG

Invitation to the Annual General Meeting of Shareholders

to be held on 13 April 2017 in Zug

(English agenda starting from page 2 et seq.)

Einladung zur Ordentlichen Generalversammlung der Auris Medical Holding AG

am 13. April 2017 in Zug

(Deutscher Einladungstext auf Seite 6 ff.)

Invitation to the Annual General Meeting of Shareholders

of Auris Medical Holding AG

Date:	13 April 2017, 10 am CET (doors open at 9:30 am CET)
Place:	Parkhotel Zug, Industriestrasse 14, 6302 Zug, Switzerland

Agenda

1	Approval of the Annual Report, the Financial Statements and the Group Consolidated Financial Statements for the 2016 Financial Year

The Board of Directors proposes that the Annual Report, the Financial Statements and the Group Consolidated Financial Statements for the 2016 financial year be approved.

2	Discharge of liability for the members of the Board of Directors and the Persons entrusted with the Corporation’s Management

The Board of Directors proposes that the discharge of liability for the members of the Board and the persons entrusted with the Corporation’s management for the 2016 financial year be approved.

3	Appropriation of Financial Results

Loss for the year 2016	CHF (3,393,256)
Loss carryforward	CHF (34,829,396)
Accumulated loss	CHF (38,222,652)

The Board of Directors proposes to carry forward the loss for the year 2016 in the amount of CHF 3,393,256.

4	Changes to the Articles of Association

4.1	Increase of the Authorized Share Capital

The Board of Directors proposes to increase the authorized share capital from CHF 2,860,000 To CHF 8,860,000 and to amend Article 3a para. 1 of the Articles of Association to read as follows:

Article 3a Authorized Capital

The Board of Directors is authorized at any time until 13 April 2019 to increase the share capital by a maximum aggregate amount of CHF 8,860,000.00 through the issuance of not more than 22,150,000 registered shares, which will have to be fully paid-in, with a nominal value of CHF 0.40 each.

[Except as stated above, the provisions on authorized capital remain unchanged.]

Explanation: In early 2017, the Corporation issued shares pursuant to Article 3a in the context of a public offering. As a result, its authorized capital has been reduced to CHF 2.86 million. In order to fund the future development of the Corporation and to increase the financial flexibility, the Board of Directors proposes to increase the authorized capital to CHF 8.86 million and to amend Article 3a of the Articles of Association accordingly. The authorization to increase the share capital by CHF 8.86 million will remain valid for two years.

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4.2	Increase of the Conditional Share Capital for Financing Purposes

The Board of Directors proposes to increase the conditional share capital for financing purposes from CHF 4,860,000 to CHF 6,260,000 and to amend Article 3b para. 1 of the Articles of Association to read as follows:

Article 3b Conditional Share Capital for Financing Purposes

The Corporation’s share capital shall be increased by a maximum aggregate amount of CHF 6,260,000.00 through the issuance of not more than 15,650,000 registered shares, which will have to be fully paid-in, with a nominal value of CHF 0.40 each, by the exercise of option and conversion rights which are granted in connection with bonds, similar obligations, loans or other financial market instruments or contractual obligations of the Corporation or one of its Group companies, and/or by the exercise of option rights issued by the Corporation or one of its Group companies (“Financial Instruments”). The pre-emptive rights of shareholders are excluded. The holders of Financial Instruments are entitled to the new shares. The conditions of the Financial Instruments shall be determined by the Board of Directors.

[Except as stated above, the provisions on conditional share capital for financing purposes remain unchanged.]

Explanation: In 2016 and in early 2017, the Corporation issued financial instruments pursuant to Article 3b para. 1 in the context of a loan financing and a public offering. In order to fund the future development of the Corporation and to increase the financial flexibility, the Board of Directors proposes to increase the conditional capital for financing purposes to CHF 6.26 million and to amend Article 3b para. 1 of the Articles of Association accordingly.

4.3	Increase of the Conditional Share Capital for Equity Incentive Plans

The Board of Directors proposes to increase the conditional share capital for equity incentive plans from CHF 1,989,674.80 to CHF 2,600,000 and to amend Article 3b para. 3 of the Articles of Association to read as follows:

Article 3b Conditional Share Capital for Equity Incentive Plans

The Corporation’s share capital shall, to the exclusion of the pre-emptive rights and advance subscription rights of shareholders, be increased by a maximum aggregate amount of CHF 2,600,000.00 through the issuance of not more than 6,500,000 registered shares, which shall be fully paid-in, with a nominal value of CHF 0.40 each, by issuance of shares upon the exercise of options or pre-emptive rights thereof, which have been issued or granted to employees, Members of the Board of Directors or consultants of the Corporation or of one of its Group companies according to one or several equity incentive plans or regulations issued by the Board of Directors. The details shall be determined by the Board of Directors.

[Except as stated above, the provisions on conditional share capital for equity incentive plans remain unchanged.]

Explanation: Equity incentives are an important component of the Corporation’s remuneration strategy and ensure that the Corporation is able to hire and retain the required talent.

5	Compensation of the Board of Directors and the Executive Management

5.1	Approval of the Compensation of the Board of Directors

The Board proposes that an amount of CHF 800,000 (gross) shall be approved as a maximum aggregate compensation for the members of the Board of Directors for the period beginning with the 2017 Annual General Meeting and ending with the 2018 Annual General Meeting.

Invitation to Annual General Meeting of Auris Medical Holding AG	Page 3 of 9

5.2	Approval of the Compensation of the members of the Executive Management Committee for the 2018 financial year

The Board of Directors proposes that an amount of CHF 4,000,000 (gross) shall be approved as a maximum aggregate compensation for the members of the Executive Management Committee for the 2018 financial year.

6	Elections to the Board of Directors and Re-election of the Chairman

The Board of Directors proposes the:

6.1	- Re-election of Thomas Meyer as member and as Chairman of the Board of Directors

6.2	- Re-election of Armando Anido as member of the Board of Directors

6.3	- Re-election of Oliver Kubli as member of the Board of Directors

6.4	- Re-election of Berndt A. Modig as member of the Board of Directors

6.5	- Re-election of Antoine Papiernik-Berkhauer as member of the Board of Directors

6.6	- Re-election of Calvin W. Roberts as member of the Board of Directors

6.7	- Election of Mats Peter Blom as member of the Board of Directors in each case for a term of one year ending upon completion of the Annual General Meeting 2018.

7	Elections to the Compensation Committee

The Board of Directors proposes the:

7.1	- Re-election of Armando Anido as member of the Compensation Committee

7.2	- Election of Calvin W. Roberts as member of the Compensation Committee in each case for a term of one year ending upon completion of the Annual General Meeting 2018.

8	Re-Election of the Auditors

The Board of Directors proposes the re-election of Deloitte AG as auditors for the 2017 financial year.

9	Re-Election of the Independent Proxy

The Board of Directors proposes the re-election of Sandro G. Tobler, attorney at law, Zug, as independent proxy for a term of one year ending upon completion of the Annual General Meeting 2018.

Zug, 14 March 2017

For the Board of Directors

// Thomas Meyer, Chairman and CEO

Invitation to Annual General Meeting of Auris Medical Holding AG	Page 4 of 9

Organizational Matters

A	Annual Report

The Annual Report, the Financial Statements, the Group Consolidated Financial Statements and the Compensation Report for the 2016 financial year as well as the corresponding Auditor’s reports are available for download in the “Investors” section of our website (www.aurismedical.com).

B	Invitation and Attendance

Shareholders registered in the share ledger maintained by our transfer agent, American Stock Transfer & Trust Company, LLC, at 4 pm EST on 7 April 2017 are entitled to participate in and vote at the Annual General Meeting. On 14 March 2017, the invitation and proxy form will be mailed to all holders of record as at 10 March 2017. Shareholders registered after 10 March 2017 will receive their invitation after 7 April 2017.

If you wish to attend the Annual General Meeting in person, you will be required to present the enclosed proxy form and a valid government issued proof of identification.

C	Representation

Shareholders of record, who do not attend the Annual General Meeting in person, may:

(a)	grant a proxy to the independent proxy, Sandro Tobler, attorney at law, Schnurrenberger, Tobler, Gnehm & Partner, Alpenstrasse 2, 6300 Zug, Switzerland, in writing or electronically; or

(b)	grant a proxy in writing to another shareholder or other third party.

Proxies to the independent proxy must be received by the independent proxy or Vote Processing c/o Broadridge, 51 Mercedes Way, Edgewood NY11717, USA no later than 11:59 pm EST on 11 April 2017. Proxies received after such time will not be considered. The login information for electronic instructions is set forth on the proxy form. Electronic instructions must be received no later than 11:59 pm EST on 11 April 2017.

If you provide a proxy to the independent proxy without any specific instructions on how to exercise your voting rights, the independent proxy will vote in accordance with the motions of the Board of Directors.

Shareholders that have granted a proxy to the independent proxy may not vote their shares at the Annual General Meeting.

D	Registration as a Shareholder with Voting Rights / No Trading Restrictions

Instructions on how a “street name” holder may become a holder of record are available in the “Investors” section of our website (www.aurismedical.com). Between 4 pm EST on 7 April 2017 and 4 pm EST on 13 April 2017 no shareholder will be registered as a shareholder of record in the Company’s share ledger. American Stock Transfer & Trust Company, LLC will continue to register transfers of shares in the share register in its capacity as transfer agent.

The registration of shareholders for voting purposes does not impact trading of Auris Medical shares held by registered shareholders before, during or after the Annual General Meeting.\

E	“Street Name” Holders

“Street name” holders hold their shares through a bank, brokerage firm or other nominee. The record date for “street name” holders is 10 March 2017. “Street name” holders should follow the instructions provided by their bank, broker or nominee when voting their shares. “Street name” holders who wish to vote in person at the Annual General Meeting must obtain a signed proxy from the organization that holds their shares entitling them to represent and vote the shares at the Annual General Meeting. The proxy must be presented at the entrance together with a government issued proof of identification.

“Street name” holders who have not obtained a proxy from their broker or custodian are not entitled to vote in person or participate in the Annual General Meeting.

Questions:

Please contact Auris Medical at the address below:

Auris Medical Holding AG, Attn. Investor Relations

Bahnhofstrasse 21, 6300 Zug, Switzerland

Phone: +41 41 729 71 94 / email: investors[at]aurismedical.com

Translation

In case of discrepancies between the English version and the German original of this invitation, the wording of the German original prevails.

Invitation to Annual General Meeting of Auris Medical Holding AG	Page 5 of 9

Einladung zur ordentlichen Generalversammlung

der Auris Medical Holding AG

Datum:	13. April 2017, 10:00 Uhr (Saalöffnung 9:30 Uhr)
Ort:	Parkhotel Zug, Industriestrasse 14, 6302 Zug, Schweiz

Traktanden

1	Genehmigung des Lageberichts, der Jahresrechnung und der Konzernrechnung für das Geschäftsjahr 2016

Der Verwaltungsrat beantragt die Genehmigung des Lageberichts, der Jahresrechnung und der Konzernrechnung für das Geschäftsjahr 2016.

2	Entlastung der Mitglieder des Verwaltungsrats und der mit der Geschäftsführung der Gesellschaft betrauten Personen

Der Verwaltungsrat beantragt, seinen Mitgliedern und den mit der Geschäftsführung beauftragten Personen für das Geschäftsjahr 2016 die Entlastung zu erteilen.

3	Verwendung des Jahresergebnisses

Jahresverlust 2016	CHF (3’393’256)
Verlustvortrag	CHF (34’829’396)
Bilanzverlust	CHF (38’222’652)

Der Verwaltungsrat beantragt, den Jahresverlust 2016 von CHF 3'393’256 auf die neue Rechnung vorzutragen.

4	Statutenänderungen

4.1	Erhöhung Genehmigtes Aktienkapital

Der Verwaltungsrat beantragt, das genehmigte Kapital von CHF 2'860’000 auf CHF 8'860’000 zu erhöhen und Artikel 3a Abs. 1 der Statuten wie folgt anzupassen:

Artikel 3a Genehmigtes Aktienkapital

Der Verwaltungsrat ist ermächtigt, jederzeit bis zum 13. April 2019 das Aktienkapital im Maximalbetrag von CHF 8'860’000 durch Ausgabe von höchstens 22'150'000 vollständig zu liberierenden Namenaktien mit einem Nennwert von je CHF 0.40 zu erhöhen.

[Im Übrigen bleiben die Bestimmungen zum genehmigten Aktienkapital unverändert.]

Erläuterung: Die Gesellschaft hat Anfang 2017 im Rahmen eines öffentlichen Angebotes Aktien gestützt auf Artikel 3a ausgegeben, wodurch sich das genehmigte Kapital auf CHF 2.86 Millionen verringerte. Um die Finanzierung der zukünftigen Unternehmensentwicklung zu ermöglichen und die finanzielle Flexibilität zu erhöhen, beantragt der Verwaltungsrat, die Erhöhung des genehmigten Kapitals auf CHF 8.86 Millionen und die Anpassung von Artikel 3a der Statuten. Die Ermächtigung zur Erhöhung des Aktienkapitals um CHF 8.86 Millionen ist für zwei Jahre gültig.

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4.2	Erhöhung Bedingtes Kapital zu Finanzierungszwecken

Der Verwaltungsrat beantragt, das bedingte Kapital zu Finanzierungszwecken von CHF 4'860’000 auf CHF 6'260’000 zu erhöhen und Artikel 3b Abs. 1 der Statuten wie folgt anzupassen:

Artikel 3b Abs. 1 Bedingtes Kapital zu Finanzierungszwecken

Das Aktienkapital wird im Maximalbetrag von CHF 6’260'000.00 durch Ausgabe von höchstens 15'650’000 vollständig zu liberierenden Namenaktien mit einem Nennwert von je CHF 0.40 erhöht durch Ausübung von Options- und Wandelrechten, welche in Verbindung mit Anleihensobligationen, ähnlichen Obligationen, Darlehen oder anderen Finanzmarktinstrumenten oder vertraglichen Verpflichtungen der Gesellschaft oder einer ihrer Konzerngesellschaften ausgegeben werden, und/oder durch Ausübung von Optionsrechten, welche von der Gesellschaft oder einer ihrer Konzerngesellschaften ausgegeben werden („Finanzinstrumente“). Das Bezugsrecht der Aktionäre ist ausgeschlossen. Zum Bezug der neuen Aktien sind die jeweiligen Inhaber von Finanzinstrumenten berechtigt. Die Bedingungen der Finanzinstrumente sind durch den Verwaltungsrat festzulegen.

[Im Übrigen bleiben die Statutenbestimmungen zum bedingten Kapital zu Finanzierungszwecken unverändert.]

Erläuterung: Die Gesellschaft hat 2016 und Anfang 2017 im Rahmen einer Darlehensfinanzierung und eines öffentlichen Angebotes Finanzinstrumente gestützt auf Artikel 3b Abs. 1 ausgegeben. Um die Finanzierung der zukünftigen Unternehmensentwicklung zu ermöglichen und die finanzielle Flexibilität zu erhöhen, beantragt der Verwaltungsrat die Erhöhung des bedingten Kapitals für Finanzierungszwecke auf CHF 6.26 Millionen und die Anpassung von Artikel 3b Abs. 1 der Statuten.

4.3	Erhöhung Bedingtes Kapital für Beteiligungspläne

Der Verwaltungsrat beantragt, das bedingte Kapital für Beteiligungspläne von CHF 1'989'674.80 auf CHF 2’600’000 zu erhöhen und das bedingte Kapital und Artikel 3b Abs. 3 der Statuten wie folgt anzupassen:

Artikel 3b Abs. 3 Bedingtes Kapital für Beteiligungspläne

Das Aktienkapital wird unter Ausschluss des Bezugs- und Vorwegzeichnungsrechts im Maximalbetrag von CHF 2'600'000.00 durch Ausgabe von höchstens 6'500'000 vollständig zu liberierenden Namenaktien mit einem Nennwert von je CHF 0.40 erhöht durch Ausgabe von Aktien infolge Ausübung von Optionen oder diesbezüglichen Bezugsrechten, welche Mitarbeiterinnen und Mitarbeitern, Mitgliedern des Verwaltungsrates oder Beratern der Gesellschaft oder einer ihrer Konzerngesellschaften im Rahmen eines oder mehrerer durch den Verwaltungsrat erlassenen Aktienbeteiligungsprogramme oder Reglemente ausgegeben bzw. eingeräumt werden. Der Verwaltungsrat regelt die Einzelheiten.

[Im Übrigen bleiben die Statutenbestimmungen zum bedingten Kapital für Beteiligungspläne unverändert.]

Erläuterung: Mitarbeiterbeteiligungspläne sind ein wesentlicher Bestandteil der Vergütungsstrategie der Gesellschaft. Sie ermöglichen es der Gesellschaft, attraktive Anreize für Mitarbeitende zu schaffen, die für die Entwicklung des Geschäfts erforderlich sind, und diese Mitarbeitenden zu halten.

5	Vergütung des Verwaltungsrats und der Geschäftsleitung

5.1	Genehmigung der Vergütung des Verwaltungsrats

Der Verwaltungsrat beantragt, den maximalen Gesamtbetrag der Vergütung der Mitglieder des Verwaltungsrats in der Höhe von CHF 800’000 (brutto) für den Zeitraum von der ordentlichen Generalversammlung 2017 bis zur ordentlichen Generalversammlung 2018 zu genehmigen.

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5.2	Genehmigung der Vergütung der Geschäftsleitung für das Geschäftsjahr 2018

Der Verwaltungsrat beantragt, den maximalen Gesamtbetrag der Vergütung der Mitglieder Geschäftsleitung in der Höhe von CHF 4'000’000 (brutto) für das Geschäftsjahr 2018 zu genehmigen.

6	Wahlen in den Verwaltungsrat und Wiederwahl des Präsidenten

Der Verwaltungsrat beantragt die:

6.1	- Wiederwahl von Thomas Meyer als Mitglied und als Präsident des Verwaltungsrats

6.2	- Wiederwahl von Armando Anido als Mitglied des Verwaltungsrats

6.3	- Wiederwahl von Oliver Kubli als Mitglied des Verwaltungsrats

6.4	- Wiederwahl von Berndt A. Modig als Mitglied des Verwaltungsrats

6.5	- Wiederwahl von Antoine Papiernik-Berkhauer als Mitglied des Verwaltungsrats

6.6	- Wiederwahl von Calvin W. Roberts als Mitglied des Verwaltungsrats

6.7	- Wahl von Mats Peter Blom als Mitglied des Verwaltungsrats

jeweils für eine Amtsdauer von einem Jahr bis zum Abschluss der ordentlichen Generalversammlung 2018.

7	Wahlen in den Vergütungsausschuss des Verwaltungsrats

Der Verwaltungsrat beantragt die:

7.1	- Wiederwahl von Armando Anido als Mitglied des Vergütungsausschusses

7.2	- Wahl von Calvin W. Roberts als Mitglied des Vergütungsausschusses jeweils für eine Amtsdauer von einem Jahr bis zum Abschluss der ordentlichen Generalversammlung 2018.

8	Wiederwahl der Revisionsstelle

Der Verwaltungsrat beantragt die Wiederwahl von Deloitte AG als Revisionsstelle für das Geschäftsjahr 2017.

9	Wiederwahl des unabhängigen Stimmrechtsvertreters

Der Verwaltungsrat beantragt die Wiederwahl von Rechtsanwalt Sandro G. Tobler, Zug, als unabhängigen Stimmrechtsvertreter für eine Amtsdauer von einem Jahr bis zum Abschluss der ordentlichen Generalversammlung 2018.

Zug, 14. März 2017

Für den Verwaltungsrat

// Thomas Meyer, Präsident und CEO

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Organisatorische Hinweise

A	Lagebericht

Der Lagebericht, die Jahresrechnung, die Konzernrechnung und der Vergütungsbericht der Auris Medical Holding AG für das Geschäftsjahr 2016 sowie die dazugehörigen Berichte der Revisionsstelle können in der Rubrik “Investors” unserer Website (www.aurismedical.com) eingesehen werden.

B	Einladung und Persönliche Teilnahme

An der Generalversammlung teilnahme- und stimmberechtigt sind die am 7. April 2017 um 16 Uhr EST im Aktienbuch unseres Transfer Agents, American Stock Transfer & Trust Company, LLC, eingetragenen Aktionäre. Die Einladung wird am 14. März 2017 an die am 10. März 2017 im Aktienbuch eingetragenen Aktionäre versandt. Aktionäre, die sich nach dem 10. März 2017 im Aktienbuch eintragen lassen, erhalten die Einladung nach dem 7. April 2017.

Aktionäre, die persönlich an der Generalversammlung teilnehmen, müssen sich am Eingang mit dem Vollmachtsformular und einem gültigen Personalausweis ausweisen.

C	Vollmachten

Aktionäre, die nicht persönlich an der Generalversammlung teilnehmen, können:

(a)	dem unabhängigen Stimmrechtsvertreter, Herrn RA Sandro Tobler, Schnurrenberger, Tobler, Gnehm & Partner, Alpenstrasse 2, 6300 Zug, schriftlich oder elektronisch eine Vollmacht erteilen; oder

(b)	einem anderen Aktionär oder einem Dritten schriftlich eine Vollmacht erteilen.

Vollmachten an den unabhängigen Stimmrechtsvertreter müssen bis zum 11. April 2017, 23:59 Uhr EST, beim unabhängigen Stimmrechtsvertreter oder Vote Processing c/o Broadridge, 51 Mercedes Way, Edgewood NY11717, USA, eingehen. Später eingehende Vollmachten können nicht berücksichtigt werden. Die Login Daten für die elektronische Erteilung der Vollmachten sind auf dem Vollmachtsformular abgedruckt. Elektronische Vollmachten müssen bis zum 11. April 2017, 23:59 Uhr EST, eingehen.

Wenn Sie dem unabhängigen Stimmrechtsvertreter eine erteilen, jedoch keine Weisungen zur Stimmrechtsabgabe erteilen, wird der unabhängige Stimmrechtsvertreter jeweils entsprechend dem Antrag des Verwaltungsrates abstimmen.

Aktionäre, die dem unabhängigen Stimmrechtsvertreter schriftlich oder elektronisch eine Vollmacht erteilen, sind an der Generalversammlung nicht stimmberechtigt.

D	Eintragungen im Aktienbuch / Keine Handelsbeschränkung

Informationen zur Eintragung im Aktienbuch sind in der in der Rubrik “Investors” unserer Website (www.aurismedical.com) erhältlich. Zwischen dem 7. April 2017, 16 Uhr EST, und 13. April 2017, 16 Uhr EST, werden keine Aktionäre mit Stimmrecht im Aktienbuch der Gesellschaft eingetragen. In ihrer Eigenschaft als Transfer Agent nimmt American Stock Transfer & Trust Company, LLC Eintragungen und Löschungen im Aktienbuch auch während der Registersperre vor.

Die Eintragung der Aktionäre zum Zweck der Stimmabgabe hat keinen Einfluss auf den Handel mit Auris Medical Aktien, die von den eingetragenen Aktionären vor, während oder nach der Generalversammlung gehalten werden.

E	Aktien in “Street Name”

Der Stichtag für Aktien, die treuhänderisch gehalten werden, ist der 10. März 2017. Die wirtschaftlich Berechtigten beachten in Bezug auf die Ausübung der Stimmrechte die Weisungen ihrer Bank, Broker oder Treuhänder. Wirtschaftlich Berechtigte, die persönlich an der Generalversammlung teilnehmen wollen, benötigen eine Vollmacht der Organisation, die ihre Aktien hält. Die Vollmacht muss zusammen mit einem gültigen Personalausweis am Eingang zur Generalversammlung vorgewiesen werden.

Wirtschaftlich Berechtigte, die keine Vollmacht von ihrem Treuhänder erhalten haben, sind nicht berechtigt, die Aktien zu vertreten und an der Generalversammlung teilzunehmen.

Fragen:

Bei Fragen zur Generalversammlung wenden Sie sich bitte an:

Auris Medical Holding AG, zHd Investor Relations

Bahnhofstrasse 21, 6300 Zug, Schweiz

Tel. +41 41 729 71 94 / Email: Investors[at]aurismedical.com

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